Exhibit 5.1

[Letterhead of Sullivan & Cromwell LLP]

October 29, 2020

Fulton Financial Corporation,

One Penn Square,

P.O. Box 4887,

Lancaster, Pennsylvania 17604.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of 8,000,000 depositary shares (the “Depositary Shares”), each representing a 1/40th ownership interest in a share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value per share, with a liquidation preference of $1,000 per share (the “Preferred Stock”), of Fulton Financial Corporation, a Pennsylvania Corporation (the “Company”), and evidenced by depositary receipts (the “Depositary Receipts”) issued pursuant to the Deposit Agreement, dated as of the date hereof (the “Deposit Agreement”), among the Company, Equiniti Trust Company, as depositary (the “Depositary”), and the holders from time to time of the Depositary Receipts, we, as your New York counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for purposes of this opinion.

Upon the basis of such examination, it is our opinion that upon due issuance by the Depositary of the Depositary Receipts evidencing the Depositary Shares against the deposit of the Preferred Stock in accordance with the provisions of the Deposit Agreement and payment therefor in accordance with the Underwriting Agreement, dated October 22, 2020, between the Company and the several Underwriters named therein, the Depositary Receipts will entitle the persons in whose names the Depositary Receipts are registered to the rights specified therein and in the Deposit Agreement, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States, and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of Pennsylvania law, we note that you have received an opinion, dated the date hereof, of Barley Snyder LLC.

We have also relied as to certain matters upon information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Company has been duly incorporated and is an existing corporation in good standing under the laws of Commonwealth of Pennsylvania,

Fulton Financial Corporation	-2-

that the Deposit Agreement has been duly authorized, executed and delivered by the Depositary, that the Preferred Stock has been duly recorded by a transfer agent, duly registered by a registrar of the Preferred Stock and deposited with the Depositary in accordance with the Deposit Agreement, that the certificates representing the Depositary Receipts conform to the specimens thereof examined by us, that the Depositary Receipts have been duly executed and delivered by one of the Depositary’s authorized officers and, if necessary, have been duly countersigned by the registrar for the Depositary Receipts, the legal capacity of all individuals executing documents and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K to be incorporated by reference into the Registration Statement relating to the Preferred Stock and the Depositary Shares and to the references to us under the heading “Validity of Securities” in the Prospectus Supplement relating to the Preferred Stock and the Depositary Shares, dated October 22, 2020. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP